Execution Version

AMENDMENT TO FACILITY AGREEMENT

EXECUTED by the parties hereto as of the 28th day of October, 2016.

AMONG:	KLONDEX MINES LTD., as Borrower

(the Borrower)

AND:	KLONDEX CANADA LTD., 0985472 B.C. LTD, KLONDEX HOLDINGS (USA) INC., KLONDEX MIDAS HOLDINGS LIMITED, KLONDEX MIDAS OPERATIONS INC. and KLONDEX GOLD & SILVER MINING COMPANY, as Guarantors

(collectively, the Guarantors and together with the Borrower, the Obligors, and each a Obligor)

AND:	INVESTEC BANK PLC, as Lender and Hedge Counterparty

(the Lender)

AND:	INVESTEC BANK PLC, as Security Agent

(the Security Agent)

WHEREAS the Obligors, the Lender and the Security Agent signatory thereto have entered into a Facility Agreement dated as of March 23, 2016 (including all annexes, exhibits and schedules thereto, the Facility Agreement);

AND WHEREAS the parties wish to increase the amount of the secured revolving facility and amend certain provisions of the Facility Agreement, as set out below (hereinafter this Amendment);

AND WHEREAS pursuant to the Facility Agreement and the Finance Documents (as defined in the Facility Agreement), the Guarantors have guaranteed the payment and performance of all debts, liabilities and other obligations of the Borrower to the Lender;

AND WHEREAS as a condition to the Lender entering into this Amendment with the Borrower, the Guarantors have agreed to, inter alia, acknowledge and confirm the continuing nature of their guaranteed obligations under the Facility Agreement.

NOW THEREFORE for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Facility Agreement (subject to any amendments to such terms herein).

1.2	This Amendment constitutes a Finance Document under the Facility Agreement.

Article 2 – AMENDMENTS

2.1	As of the Amendment Effective Date (as defined below), the Facility Agreement is hereby amended as follows:

(a)	Section 1.1, the definition of “Commitment” is deleted in its entirety and replaced with the following:

“Commitment means US$35,000,000, or as amended in accordance with clause 2.2 (Amendment to Commitment) and to the extent not cancelled, reduced or transferred under this Agreement.”

(b)	Section 21.11(b)(vi) is deleted in its entirety and replaced with the following:

“arising under:

(A)	any unsecured debt (excluding any marked-to-market trading exposures) not exceeding U.S.$ [redacted for commercially sensitive information];

(B)	any debt consisting of marked-to-market trading exposures in accordance with the terms and conditions specified in Section 21.38(b);”.

(c)	Section 21.38(b)(i) is deleted in its entirety and replaced with the following:

“pursuant to a Counterparty Hedging Agreement, provided that at no time shall the aggregate of all outstanding Loans and marked-to-market trading exposures of the Obligors owed to the Finance Parties under this Agreement and the Counterparty Hedging Agreement exceed $[redacted for commercially sensitive information];”

2.2	As of the Amendment Effective Date, each of the following is hereby deleted in their entirety and replaced with the corresponding numbered Schedules attached hereto as Exhibit A:

(a)	Schedule 2 Requests;

(b)	Schedule 3 Form of Transfer Certificate;

(c)	Schedule 4 Form of Assignment Agreement;

(d)	Schedule 5 Form of Amendment Confirmation; and

(e)	Schedule 6 Form of Compliance Certificate.

Article 3 – ACKNOWLEDGMENT AND CONFIRMATION

3.1	The Guarantors acknowledge and consent to such amendments to the Facility Agreement as are set forth herein.

3.2	The Guarantors hereby confirm that the guaranteed obligations as described in Section 17 of the Facility Agreement (the Guaranteed Obligations) and each of the other Finance Documents executed by it,

(a)	continue to be valid and enforceable against it in accordance with their respective terms; and

(b)

continue to guarantee or secure, as applicable, all of the debts, liabilities and obligations of each Obligor whether arising pursuant to the Facility Agreement as amended by this Amendment or otherwise.

3.3	For greater certainty, and without limiting the scope of Article 4 below, the Guarantors acknowledge, confirm and agree as follows:

(a)	it is bound by and liable to perform all of its covenants, agreements and obligations under the Finance Documents to which it is a party;

(b)	neither the other Finance Documents to which it is a party nor any Security granted thereunder has been or will be terminated, released, discharged or otherwise affected by the Amendment; and

(c)

the Finance Documents to which it is a party remain in full force and effect, unamended (except as contemplated in this Amendment) as of the Amendment Effective Date and the Transaction Security created thereby remain valid and duly perfected.

3.4

The Lender, the Security Agent and the Obligors acknowledge and agree that should the amount of the Facility Obligations exceed US$ [redacted for commercially sensitive information] as a result of an increase in Hedge Obligations (as defined in the Intercreditor Agreement) (any such excess indebtedness, “Additional Exposure”), the Security of the Finance Parties (as defined in the Intercreditor Agreement) shall, to the extent of such Additional Exposure, rank junior and subordinate and the Additional Disclosure shall be postponed and subordinated in right of payment until repayment in full of all Gold Delivery Obligations (as defined in the Intercreditor Agreement).

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1

This Amendment shall become effective upon satisfaction of the following conditions precedent (the date of satisfaction of all such conditions being referred to herein as the Amendment Effective Date):

(a)	the Obligors delivering to the Lender an electronic or facsimile executed copy (with subsequent delivery of originally executed copies) of this Amendment;

(b)

the Obligors delivering to the Lender an electronic or facsimile executed copy (with subsequent delivery of originally executed copies) of a certificate, in form and substance satisfactory to the Lender, from a knowledgeable senior officer of each Obligor certifying in such person’s official capacity (and not in an individual capacity and without personal liability) that, inter alia, immediately after, the Amendment Effective Date, (i) no Default or Event of Default has occurred and is continuing, (ii) the representations and warranties in the Finance Documents are true and correct in all respects, except to the extent such representations and warranties specifically refer to an earlier date, in which case, they shall be true and correct in all respects as of such earlier date, and (iii) the Obligors on a consolidated basis are in pro forma compliance with the financial covenants set forth in Section 20 of the Facility Agreement (with calculations attached thereto);

(c)

the Obligors delivering to the Lender an electronic or facsimile executed copy (with subsequent delivery of two originally executed copies) of a bring down officer’s certificate from each Obligor, in form and substance, and on terms and conditions, satisfactory to the Lender, and confirming certain matters of fact, to which are attached true and complete copies of their respective certified constitutive documents, operating agreements, certificates of incumbency (or satisfactory confirmation that no changes have been made to such instruments since the most recent delivery of such instruments to the Lender) and resolutions adopted on or prior to the Amendment Effective Date and approving the terms hereof;

(d)

the Borrower delivering to the Security Agent updated UCC, PPSA and other searches and other evidence reasonably satisfactory to the Security Agent that the Transaction Security is the only Security over any of its assets, except Permitted Security;

(e)	the Obligors delivering to the Lender a certificate of status or good standing (or other equivalent) for the jurisdiction of incorporation of each Obligor;

(f)	the Obligors delivering to the Lender an electronic or facsimile executed copy (with subsequent delivery of originally executed copies) of a customary legal written opinion of Bennett Jones LLP;

(g)	the Lender shall have received executed copies of the documents and copies of all other deliverables set forth in this Amendment and Exhibit B;

(h)

within 10 Business Days of the date hereof the Lender shall have received an executed copy of a Utilization Request in an amount sufficient to repay the Shoreline Promissory Note and within 7 Business Days of the date hereof copies of all other deliverables set forth in Part 1 - Exhibit C and within 30 Business Days of the date hereof copies of all other deliverables set forth in Part 2 - Exhibit C ;

(i)	no event shall have occurred or circumstance exist that has, or could reasonably be expected to have, a Material Adverse Effect; and

(j)

the Borrowers and each other Obligor paying all accrued and unpaid fees and expenses of the Lender (including, without limitation, the fees and expenses of counsel and the fees set out in the Fee Letter) in connection with the negotiation, preparation and execution of this Amendment and the consummation of the transactions contemplated hereby.

Article 5 - REPRESENTATIONS AND WARRANTIES

5.1	Each Obligor warrants and represents to the Lender that the following statements are true, correct and complete:

(a)

Authorization, Validity, and Enforceability of this Amendment. Each Obligor has the corporate power and authority to execute and deliver this Amendment and to perform the Facility Agreement. Each Obligor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Facility Agreement. This Amendment has been duly executed and delivered by each Obligor and this Amendment and the Facility Agreement constitute the legal, valid and binding obligations of each Obligor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Obligor’s execution and delivery of this Amendment and the performance by each Obligor of the Facility Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Security upon the property of any Obligor by reason of the terms of (a) any Security to which any Obligor is a party or which is binding on any of them, (b) any Applicable Law, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association or articles of association of any Obligor.

(b)

Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against any Obligor of this Amendment or the Facility Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Transaction Security.

(c)

Incorporation of Representations and Warranties From Facility Agreement. The representations and warranties contained in the Facility Agreement and the other Finance Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)

Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)

Security. All Transaction Security delivered to or for the benefit of the Security Agent on behalf of the Lender, pursuant to the Facility Agreement and the other Finance Documents, remains in full force and effect and secures all obligations of the Obligors purported to be secured thereby, including under the Facility Agreement and the other Finance Documents.

Article 6 – MISCELLANEOUS

6.1

Forthwith following the completion of any acquisition of the Hollister Mine and/or the Esmeralda Mine, Klondex Holdings (USA) Inc. undertakes to take any steps required to grant to the Security Agent a security interest in any equity interests or any assets acquired in connection with such acquisitions.

6.2

Each of the Obligors (i) reaffirms its obligations under the Facility Agreement and the other Finance Documents to which it is a party, and (ii) agrees that the Facility Agreement and the other Finance Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed.

6.3

Each of the Obligors hereby (i) consents to and approves the execution and delivery of this Amendment, (ii) agrees that this Amendment does not and shall not limit or diminish in any manner the obligations of such Obligor under any guarantee granted by it in favour of the Lender (the Guarantee) and that such obligations would not be limited or diminished in any manner even if such Obligor had not executed this Amendment, (iii) agrees that this Amendment shall not be construed as requiring the consent of such Obligor in any other circumstance, (iv) reaffirms each of its obligations under the Guarantee and the other Finance Documents to which it is a party, and (v) agrees that the Guarantee and the other Finance Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed.

6.4

Nothing contained in this Amendment or any other communication between the Lender and any other Obligor shall be a waiver of any other present or future violation, Default or Event of Default under the Facility Agreement or any other Finance Document (collectively, Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either: (i) impair, prejudice or otherwise adversely affect the Lender’s right at any time to exercise any right, privilege or remedy in connection with the Facility Agreement or any other Finance Document with respect to any Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Finance Document), (ii) except as specifically provided in Article II hereof, amend or alter any provision of the Facility Agreement or any other Finance Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any of the Obligors under the Finance Documents or any right, privilege or remedy of the Lender under the Facility Agreement or any other Finance Document or any other contract or instrument with respect to Violations. Nothing in this Amendment shall be construed to be a consent by the Lender to any Violations.

6.5	Save as expressly set forth in this Amendment, all other terms and conditions of the Facility Agreement remain in full force and effect. All other Finance Documents remain in full force and effect.

6.6

Except to the limited extent set forth herein, no additional amendment in respect of any other term, condition, covenant, agreement or any other aspect of the Facility Agreement is intended or implied.

6.7

The Obligors, shall from time to time, do all acts and things and execute and deliver all agreements as the Lender may reasonably require for enabling the Lender to obtain the full benefits of this acknowledgement and confirmation.

6.8

This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6.9	This Amendment may be executed in original, facsimile and/or other electronic means counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

[signature pages follow]

The parties have executed this Amendment as of the date first above written.

BORROWER:

KLONDEX MINES LTD.

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President, CEO and director

GUARANTORS:

KLONDEX CANADA LTD.

Per:	/s/ “Paul Huet”
Name:
Title:

0985472 B.C. LTD

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President and director

KLONDEX HOLDINGS (USA) INC.

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President and director

KLONDEX MIDAS HOLDINGS LIMITED

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President and director

KLONDEX MIDAS OPERATIONS INC.

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President and director

KLONDEX GOLD & SILVER MINING COMPANY

Per:	/s/ “Paul Huet”
Name: Paul Huet
Title: President and director

FINANCE PARTIES:

INVESTEC BANK PLC,
as Lender and Hedge Counterparty

Per:	/s/ “Oliver Tagg”
Name: Oliver Tagg
Title: Authorized Signatory

Per:	/s/ “Charles Stott”
Name: Charles Stott
Title: Authorized Signatory

INVESTEC BANK PLC,
as Security Agent

Per:	/s/ “Oliver Tagg”
Name: Oliver Tagg
Title: Authorized Signatory

Per:	/s/ “Anthony Rowe”
Name: Anthony Rowe
Title: Authorized Signatory

EXHIBIT A

See attached.

Schedule 2
Requests

Part I
Utilization Request

From:	Klondex Mines Ltd

To:	[Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [    ] 2016
(the Agreement)

1	We refer to the Agreement. This is a Utilization Request. Terms defined in the Agreement have the same meaning in this Utilization Request unless given a different meaning in this Utilization Request.

2	We wish to borrow a Loan on the following terms:

Proposed Utilization Date:	[ ] (or, if that is not a Business Day, the next Business Day)

Currency of Loan:	[ ]

Amount:	[ ] or, if less, the Available Commitment

Interest Period:	[ ]

3	We confirm that each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilization Request.

4	[This Loan is to be made in [whole]/[part] for the purpose of refinancing [identify maturing Loan.] [The proceeds of this Loan should be credited to [account].]

5	This Utilization Request is irrevocable.

Yours faithfully

_______________________________

authorised signatory for

Klondex Mines Ltd

Part II
Extension Request

From:	Klondex Mines Ltd

To:	[Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [   ] 2016
(the Agreement)

1	We refer to the Agreement. This is an Extension Request. Terms defined in the Agreement have the same meaning in this Extension Request unless given a different meaning in this Extension Request.

2	We hereby request pursuant to clause 6.2 (Extension option) to extend the Original Final by a further 12 month period to ______________.

3	We confirm that no Default is continuing or would result from this Extension Request.

4	This Extension Request is irrevocable.

Yours faithfully

_______________________________

authorised signatory for

Klondex Mines Ltd

Part III
Amendment Request

From:	Klondex Mines Ltd

To:	[Lender]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [   ] 2016
(the Agreement)

1	We refer to the Agreement. This is an Amendment Request. Terms defined in the Agreement have the same meaning in this Amendment Request unless given a different meaning in this Amendment Request.

2	We hereby request pursuant to clause 2.2(a) (Amendment to Commitment) that the Commitment be amended to US$[ ].

3	We confirm that no Default is continuing or would result from this Amendment Request.

4	This Amendment Request is irrevocable.

Yours faithfully

_______________________________

authorised signatory for

Klondex Mines Ltd

Schedule 3
Form of Transfer Certificate

To:	Investec Bank PLC

From:	[The New Lender] (the New Lender)

Dated:

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [   ] 2016
(the Agreement)

1

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the Agreement) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 23.4 (Procedure for transfer):

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation, and in accordance with clause 23.4 (Procedure for transfer), all of the Existing Lender's rights and obligations under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement as specified in the Schedule.

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of clause 28.2 (Addresses) are set out in the Schedule.

3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 23.3 (Limitation of responsibility of Existing Lender).

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5

This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

6	This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as a Transfer Certificate for the purposes of the Facility Agreement by the Lender, the Security Agent, and the Transfer Date is confirmed as [   ].

By:

Schedule 4
Form of Assignment Agreement

From:	[the New Lender] (the New Lender)

To:	[the Existing Lender] (the Existing Lender)

Dated:

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [   ] 2016
(the Agreement)

1

We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This is an Assignment Agreement. This agreement (the Agreement) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement and as a Creditor/Creditor Representative Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 23.5 (Procedure for assignment):

(a)

The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Agreement and the other Finance Documents and in respect of the Transaction Security which relate to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement as specified in the Schedule.

(b)

The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitment and participations in Loans under the Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as the Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

3	The proposed Transfer Date is [ ].

4	On the Transfer Date the New Lender becomes Party to the Finance Documents as the Lender.

5	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of clause 28.2 (Addresses) are set out in the Schedule.

6	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 23.3 (Limitation of responsibility of Existing Lender).

7

This Assignment Agreement acts as notice to the Lender (on behalf of each Finance Party) and, upon delivery in accordance with clause 23.6 (Copy of Transfer Certificate, Assignment Agreement or Amendment Confirmation to Borrower), to the Company (on behalf of each Obligor) of the assignment referred to in this Assignment Agreement.

8	This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

9

This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

10	This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as an Assignment Agreement for the purposes of the Facility Agreement by the Lender, the Security Agent, and the Transfer Date is confirmed as [   ].

Signature of this Assignment Agreement by the Lender constitutes confirmation by the Lender of receipt of notice of the assignment referred to herein, which notice the Lender receives on behalf of each Finance Party.

Schedule 5
Form of Amendment Confirmation

To:	[Lender] and [Security Agent]

From:	[ ] as Borrower, for and on behalf of each Obligor

Dated:

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [   ] 2016
(the Agreement)

1

We refer to the Facility Agreement. This agreement (the Agreement) shall take effect as an Amendment Confirmation for the purpose of the Facility Agreement. Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to [clause 2.2 (Amendment to Commitment)] of the Facility Agreement.

3	The proposed date on which the amendment is to take effect (the Amendment Date) is [ ].

4	On the Amendment Date, the Commitment shall be amended to be US$[ ].

2	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

3

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the laws of the Province of British Columbia, and the federal laws of Canada as applicable therein.

4	This Agreement has been entered into on the date stated at the beginning of this Agreement.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Agreement is accepted as an Amendment Confirmation for the purposes of the Facility Agreement by the Lender, the Security Agent and the Amendment Date is confirmed as [   ].

Lender

By:

Security Agent

By:

Schedule 6
Form of Compliance Certificate

To:	[ ] as Lender

From:	[Company]

Dated:

Dear Sirs

Klondex Mines Ltd – Up to US$35,000,000 Secured Revolving Facility dated [    ] 2016
(the Agreement)

1

We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that: [Insert details of covenants to be certified]

3	[We confirm that no Default is continuing.][1] *

Signed:
Director or Chief Financial Officer

of

[Borrower]

_________________________________

1     *      If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

Exhibit B

Amendment Fee Letter

Amendment to the Intercreditor Agreement

Exhibit C

Step 1

Ontario Debenture (ON law) issued by Klondex Canada Ltd.

Manitoba Debenture (MB law) issued by Klondex Canada Ltd.

Step 2

Manitoba opinion of Pitblado LLP addressed to the Lender in relation to the Manitoba Debenture